Exhibit 99.1

MATERIAL CHANGE REPORT

Form 51-102F3

Item 1 Name and Address of Company

Titan Medical Inc. (the “Company” or “Titan”)

76 Berkeley Street

Toronto, Ontario

M5A 2W7

Item 2 Date of Material Change

June 1, 2022

Item 3 News Release

Attached as Schedule “A” is a copy of a news release relating to a material change, which was disseminated on June 1, 2022, through Business Wire. The news release was subsequently filed on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

Item 4 Summary of Material Change

On June 1, 2022, the Company announced Perry Genova, Senior Vice President of Research and Product Development, departed the company effective immediately.

Item 5 Full Description of Material Change

Please see the press release attached as Schedule “A” hereto.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The following executive officer is knowledgeable about the material change and may be contacted about this report:

Stephen Lemieux

Chief Financial Officer

(416) 613-6203

Email:	stephen.lemieux@titanmedicalinc.com
Website:	www.titanmedicalinc.com

Item 9 Date of Report

July 5, 2022

SCHEDULE “A”

See attached news release.

Titan Medical Announces Executive Departure

TORONTO, June 1, 2022- Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company focused on the development and commercialization of innovative surgical technologies for single access robotic-assisted surgery (RAS), today announced, after careful consideration and a review of the company’s future needs, that Perry Genova, Senior Vice President of Research and Product Development, will depart the company effective immediately.

“As we transform from a technology research and development company to a company focused on regulatory clearance and commercialization, our needs continue to evolve,” said Paul Cataford, Interim President, CEO and Board Chair. “We wish Perry success in his future endeavors.“

About Titan Medical

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical device company headquartered in Toronto, Ontario and with operations in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com and follow @TitanMedical on Twitter and LinkedIn.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance, and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions have been used to identify these forward-looking statements, including, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the Enos system providing a surgical experience that imitates real-life movements; and the company’s intention to initially pursue gynecologic surgical indications with the Enos system. These statements reflect management’s current beliefs and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Report for the fiscal year ended December 31, 2021, which may be viewed at www.sedar.com and at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contact
Kristen Galfetti
Vice President, Investor Relations & Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com

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